Exhibit 17.1

Montreal March 16th 2009

DELIVERED BY HAND

TO: BIO-SOLUTIONS CORP AND ITS BOARD OF DIRECTORS

MR/ MRS

The present is to inform you that I wish to retire and am hereby resigning as president and directors of Bio-Solutions Corp, and this effective immediately. The annual financial statements have been filed and I hereby kindly ask you to accept my resignation and replace me effective March 16th, 2009.

Sincerely

/s/ Roger Corriveau
Roger Corriveau